Direct Dial: 404/572-6819

Email: kkoops@pogolaw.com

POWELL GOLDSTEIN LLP

1201 WEST PEACHTREE STREET, N.E., 14TH FL.

ATLANTA, GEORGIA 30309

(404) 572-6600

November 13, 2008

Via Edgar

U.S. Securities and Exchange Commission

100 F Street

Washington, D.C. 20549

Attn: Justin Dobbie, Mail Stop 4561

Re:	Southeastern Bank Financial Corporation Preliminary Proxy Statement on Schedule 14A Filed November 7, 2008 File No. 000-24172

Ladies and Gentlemen:

On behalf of our client, Southeastern Bank Financial Corporation (the “Company”), we are responding to the comments received from your office by letter dated November 12, 2008 with respect to the above-referenced Preliminary Proxy Statement on Schedule 14A. We have restated and responded to each of your comments below. Capitalized terms used in this letter have the meanings ascribed to them in the Preliminary Proxy Statement. All page references refer to pages of the marked courtesy copy of Amendment No. 1 to the Schedule 14A, which is being filed concurrently and reflects the Company’s responses to your comments.

1. Disclose how you expect to use the estimated proceeds of your proposed sale of securities to the Treasury Department.

We have added the requested disclosure at the end of the last seventh paragraph under “The TARP Capital Purchase Program” on page 3.

2. Discuss any material effect on your liquidity, capital resources or results of operations if the proposal is approved and the Treasury Department denies your application.

We have added a statement at the end of the sixth paragraph under “The TARP Capital Purchase Program” on page 3 indicating that denial of the application would not materially affect the Company’s liquidity, capital resources, or results of operations.

Securities and Exchange Commission

November 13, 2008

3. Disclose whether you will modify any plans or contracts to comply with limits on executive compensation established by Section 111 of the Emergency Economic Stabilization Act of 2008.

We have added the requested disclosure at the end of the fourth paragraph under “The TARP Capital Purchase Program” on page 3.

4. Item 13 of Schedule 14A requires you to include financial information in your proxy statement if you are seeking authorization to issue common or preferred stock under certain circumstances. We note that you have not included financial information in your proxy statement.

Please explain to us why you believe financial statements are not material in connection with issuing the warrants to purchase common stock. See Note A to Schedule 14A and Instruction 1 to Item 13(a) of Schedule 14A.

The Company has determined, in accordance with Instruction 1 to Item 13 of Schedule 14A, that the information called for by Item 13(a) of Schedule 14A is not material for the exercise of prudent judgment in regard to its issuance of warrants under the TARP Capital Purchase Program. The warrants represent a maximum of only 3% dilution to the Company’s shareholders, and this assumes the maximum TARP Capital Purchase Program investment and the exercise of the warrants for cash, as opposed to the net cashless exercise contemplated under the Securities Purchase Agreement, which would result in even less dilution. The exercise price of the warrants will represent the fair market value of the common stock and the other terms of the warrants do not require financial information about the Company in order for shareholders to make an informed decision about the proposal to amend the articles of incorporation.

5. If you expect the proceeds of the sale of securities to the Treasury Department to have a material impact on your financial statements, you may provide a discussion of the pro forma effect rather than pro forma financial statements. In your discussion, please address the impact of both the minimum and maximum estimated proceeds.

We have added the requested disclosure as the last two paragraphs and table under “The TARP Capital Purchase Program” on page 3.

Closing Comments

In connection with responding to our comments, please provide, in writing, a statement from the company and each filing person acknowledging that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have attached the requested statement as Exhibit A to this letter.

* * *

Securities and Exchange Commission

November 13, 2008

Thank you for your consideration of our responses to your comments. If you have any questions, or if we can be of further assistance to you in the review process, please call me at 404-572-6819. My fax number is 404-572-6999.

Very truly yours,

/s/ Katherine M. Koops

For POWELL GOLDSTEIN LLP

KMK/jtc

EXHIBIT A

The undersigned hereby acknowledges and confirms that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing with the Securities and Exchange Commission (the “Commission”) addressed in the letter to the Commission to which this statement is attached;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

This 13th day of November, 2008.

SOUTHEASTERN BANK FINANCIAL CORPORATION

By:	/s/ Ronald L. Thigpen
Ronald L. Thigpen Executive Vice President and Chief Operating Officer